UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

_____________________

NORTH AMERICAN GALVANIZING & COATINGS, INC.

(Name of Subject Company)

NORTH AMERICAN GALVANIZING & COATINGS, INC.

(Name of Person(s) Filing Statement)

_____________________

Common Stock, par value $0.10 per share

(Title of Class of Securities)

_____________________

65686Y109

(CUSIP Number of Class of Securities)

_____________________

Ronald J. Evans

President and Chief Executive Officer

North American Galvanizing & Coatings, Inc.

5314 South Yale Avenue, Suite 1000

Tulsa, Oklahoma 74135

(918) 494-0964

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

______________________

With copies to:

Edward P. Smith, Esq.

Chadbourne & Parke LLP

30 Rockefeller Plaza

New York, New York 10112

(212) 408-5371

⁯	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Amendment No. 1 to Schedule 14D-9

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by North American Galvanizing & Coatings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on May 7, 2010 relating to the tender offer by Big Kettle Merger Sub, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of AZZ incorporated, a Texas corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC by Purchaser and Parent on May 7, 2010, to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of the Company, at a purchase price of $7.50 per Share, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in this Schedule as the “Offer.” The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein. This Amendment No. 1 is being filed in connection with the Company’s entry into a settlement agreement regarding the settlement of purported class action lawsuits (see “Item 8, Additional Information – Litigation” below) and the entry into Amendment No. 1 to Agreement and Plan of Merger, dated as of June 7, 2010, by and among Parent, Purchaser and the Company.

Item 2.	Identity and Background of the Filing Person.

Item 2(b) of the Schedule 14D-9 (“Tender Offer”) is hereby amended and supplemented by adding the following as a new penultimate sentence to the first paragraph thereof:

“Purchaser has extended the expiration date of the Offer so that the Offer will expire at 5:00 p.m., Central Daylight Saving Time, on June 14, 2010.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3(a) of the Schedule 14D-9 (“Arrangements with Current Executive Officers, Directors and Affiliates of the Company”) is hereby amended and supplemented by adding the following after the second sentence under the subsection entitled “Executive Employment Agreement”:

“The Company extended Mr. Evans’ employment agreement because it wished to retain him as Chief Executive Officer for another year because of the value that he provided to the Company in that capacity.”

Item 3(a) of the Schedule 14D-9 (“Arrangements with Current Executive Officers, Directors and Affiliates of the Company”) is hereby further amended and supplemented by adding the following at the end of the third paragraph under the subsection entitled “Executive Employment Agreement”:

“Mr.  Evans will terminate his employment following consummation of the Offer.”

Item 3(a) of the Schedule 14D-9 (“Arrangements with Current Executive Officers, Directors and Affiliates of the Company”) is hereby further amended and supplemented by adding the following as a new penultimate paragraph of the subsection entitled “‘Pay to Stay’ Program”:

“The purpose of the “Pay to Stay” program is to induce key employees to remain in the Company’s employ during the transition of ownership of the Company to Parent. Mr. Evans is not a participant in the “Pay to Stay” program.”

Amendment No. 1 to Schedule 14D-9

Item 3(a) of the Schedule 14D-9 (“Arrangements with Current Executive Officers, Directors and Affiliates of the Company”) is hereby further amended and supplemented by adding the following under the “Executive Officer – Restricted Stock” table in the subsection entitled “Treatment of Restricted Stock”:

“Mr. Evans will receive $1,251,247.50 upon payment of his shares of Restricted Stock and Ms. Pulley will receive $450,000 upon payment of her shares of Restricted Stock. This is based on the same $7.50 per Share price offered to all stockholders in the Offer.”

Item 3(a) of the Schedule 14D-9 (“Arrangements with Current Executive Officers, Directors and Affiliates of the Company”) is hereby further amended and supplemented by adding the following under the “Non-Management Directors-Restricted Stock” table in the subsection entitled “Treatment of Restricted Stock”:

“Each non-management director will realize $199,995 upon payment of the director’s shares of Restricted Stock. This is based on the same $7.50 per Share price offered to all stockholders in the Offer.”

Item 3(a) of the Schedule 14D-9 (“Arrangements with Current Executive Officers, Directors and Affiliates of the Company”) is hereby further amended by adding the following to footnote (1) under the “Non-Management Directors – Warrant Cash Payment” table in the subsection entitled “Treatment of Warrants”:

“In addition, a charitable foundation of which Mr. Morrow’s spouse is a trustee will receive a Warrant Cash Payment of $345,000. The Warrant holders acquired their Warrants as partial consideration for a subscription of subordinated notes and Warrants from the Company. The amount of the subscription from the charitable foundation was $1,000,000.”

Item 3(a) of the Schedule 14D-9 (“Arrangements with Current Executive Officers, Directors and Affiliates of the Company”) is hereby further amended and supplemented by adding the following under the “Directors-Director Stock Units” table in the subsection entitled “Director Stock Unit Program”:

“Each director will receive $932,265 upon payment of his director stock units, except that Ms. Henry will receive $257,002.50. This is based on the same $7.50 per Share price offered to all stockholders in the Offer.”

Item 4.	The Solicitation or Recommendation.

Item 4(b) of the Schedule 14D-9 (“Background of the Transaction”) is hereby amended and supplemented by adding the following as a second sentence to the paragraph beginning “On February 3, 2010 . . .”:

“Neither the January 21, 2010 e-mail from Mr. Dingus nor the telephone discussions between Mr. Dingus and Mr. Evans suggested that Parent might make a hostile tender offer and the standstill provision was renewed in confirmation of this.”

Item 4(b) of the Schedule 14D-9 (“Background of the Transaction”) is hereby further amended and supplemented by adding the following at the end of the paragraph that is the seventh paragraph from the end thereof:

“The Company Board wished to designate a committee of directors that was smaller in number than the whole Company Board so that its members could be convened quickly to respond to proposals received from third parties as part of the “go-shop” process. The members of the Committee were, in fact, the members of the Executive Committee of the Company’s Board. The Company Board thought that it was important that Mr. Evans serve on the Committee because of his knowledge of the operations of the Company and so that he could act as the point of contact between the Committee and the Company’s financial and legal advisors.”

Item 4(b) of the Schedule 14D-9 (“Background of the Transaction”) is hereby further amended and supplemented by changing the first sentence of the antepenultimate paragraph thereof as follows:

Amendment No. 1 to Schedule 14D-9

“Over the following weeks, the Company entered into three confidentiality and standstill agreements with one strategic potential bidder and two financial potential bidders, and those potential bidders were granted complete access, to the same extent as AZZ, to confidential legal and financial information regarding the Company contained in an electronic data room. The Company has since relieved these potential bidders of their standstill obligations.”

Item 4(b) of the Schedule 14D-9 (“Background of the Transaction”) is hereby further amended and supplemented by adding the following as a new paragraph at the end thereof:

“On June 7, 2010, in connection with the settlement of the litigation described in Item 8 of the Schedule 14D-9, Parent, Purchaser and the Company entered into Amendment No. 1 to Merger Agreement, which provides for (i) certain agreements relating to demands for appraisal in connection with the Merger described under “Item 8, Additional Information – Appraisal Rights” below and (ii) the release of potential bidders who entered into confidentiality and standstill agreements from their standstill obligations. The summary of Amendment No. 1 to the Merger Agreement contained in the Amendment No. 1 to the Schedule TO filed by Parent and Purchaser on June 7, 2010, is incorporated by reference in this Amendment No. 1 by reference. Such summary and descriptions are qualified in their entirety by reference to the Amendment No. 1 to the Merger Agreement, which has been filed as Exhibit (e)(5) of this Amendment No. 1 and is incorporated herein by reference.”

Item 4(e) of the Schedule 14D-9 (“Opinion of Stephens Inc.”) is hereby amended and supplemented by adding the following as a new penultimate paragraph of the subsection entitled “Comparable Companies Analysis”:

“Enterprise Value to trailing EBITDA multiples of comparable companies included in the comparable companies analysis ranged from 7.2 to 5.0, and the range of Enterprise Value to trailing EDITDA multiples applied in the analysis of the indicated valuation range of the Company was 6.0 to 5.0.”

Item 4(e) of the Schedule 14D-9 (“Opinion of Stephens, Inc.”) is hereby further amended and supplemented by adding the following as a new paragraphs after the antepenultimate paragraph thereof:

“For Stephens’ internal purposes only, Stephens put together a discounted cash flow analysis based upon EBITDA margins consistent with the Company’s historical EBITDA margins and projected growth rates for U.S. Gross Domestic Product. Stephens believed that this discounted cash flow analysis was not valid and should not form a basis for its opinion, because it did not reflect any informed opinion as to the potential or probable growth rates for the business of the Company. This analysis reflected implied prices per share ranging from $5.17 to $6.50.

For Stephens’ internal purposes only, Stephens put together an LBO sensitivity analysis based upon EBITDA margins consistent with the Company’s historical EBITDA margins and projected growth rates for U.S. Gross Domestic Product. Stephens believed that this LBO sensitivity analysis was not valid and should not form a basis for its opinion, because it did not reflect any informed opinion as to the potential or probable growth rates for the business of the Company. This LBO sensitivity analysis indicated that an implied internal rate of return for an LBO purchaser at the $7.50 per share transaction price might fall into an implied range of 4.7% to 14.4%.

For purposes of advising the Board of Directors of the Company, Stephens prepared and discussed with the Board an EBITDA growth sensitivity analysis in an effort to assist the Board to assess the EBITDA growth rates that would potentially be associated with a discounted cash flow analysis that would imply a per share price at or near $7.50. This EBITDA growth sensitivity analysis implied that five-year compound annual EBITDA growth rates ranging from 10.7% to 20.9%, together with a terminal EBITDA in excess of the Company’s historical record high EBITDA, could potentially support an implied discount cash flow valuation of $7.50 per share for the shares of the Company.”

Amendment No. 1 to Schedule 14D-9

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 (“Persons/Assets, Retained, Employed, Compensated or Used”) is hereby amended and supplemented by changing the last sentence of the first paragraph thereof as follows:

“During 2009, Stephens assisted the Company with a subordinated debt offering and also assisted the Company with considering potential acquisition targets and potential acquirers of the Company. Potential acquisition targets and/or potential acquirers included approximately nine companies with potential strategic interest in a prospective transaction with the Company. During the past four years, Stephens has received fees from the Company in the aggregate amount of $794,000.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the subsection entitled “Appraisal Rights”:

“In connection with the settlement of the litigation described below, the Company has agreed that it will not assert that a stockholder’s demand for appraisal is not timely under Section 262 if such stockholder who otherwise satisfies the requirements of Section 262 submits a written demand for appraisal within 30 calendar days of the special meeting of stockholders held to adopt the Merger Agreement (with any such deadline being extended to the following business day should the 30th day fall on a holiday or weekend). In addition, the Company will not assert that (i) a stockholder who is entitled to appraisal rights may not file a petition in the Court of Chancery of the State of Delaware demanding a determination of the value of the Shares held by all stockholders if such petition is not filed within 120 days of the Effective Time as long as such petition is filed within 150 days of the Effective Time, (ii) a stockholder may not withdraw such stockholder’s demand for appraisal and accept the terms offered by the Merger if such withdrawal is not made within 60 days of the Effective Time and (iii) a stockholder may not, upon written request, receive from the surviving corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger with respect to which demands for appraisal have been received and the aggregate number of holders of such Appraisal Shares if such request is not made within 120 days of the Effective Time as long as such request is made within 150 days of the Effective Time.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following under the subsection entitled “Litigation” in its entirety as follows:

“The Company, its directors and Purchaser and Parent have entered into a Memorandum of Understanding with the plaintiffs in the previously described litigation concerning the Offer and Merger to settle all components of that litigation in all of the cases. Subject to approval by the Rogers County District Court in the Gibbs case noted above, the settlement includes (a) certification of a settlement class consisting of all record and beneficial holders of the Company’s Shares at any time from April 1, 2010 through and including the date of the closing of the Merger; (b) certain supplemental disclosures contained in this Amendment No. 1 to Schedule 14D-9; (c) certain amendments to the Merger Agreement described herein; (d) extension of the Expiration Date of the Offer from June 7, 2010 to June 14, 2010; (e) a release of all claims by class members against all defendants arising from the Offer and subsequent Merger; (f) orders or judgments of dismissal with prejudice in all cases comprising the litigation; (g) an attorneys’ fee, including expenses for plaintiffs’ counsel, of $500,000; and (h) further terms, all as detailed in the Memorandum of Understanding attached as Exhibit (a)(1)(K).”

“The Memorandum of Understanding provides that the Company and its directors, and Purchaser and Parent each have denied, and continue to deny, that they have committed, attempted to commit, or aided and abetted the commission of, any violation of law or engaged in any of the wrongful acts alleged in the complaints, and expressly maintain that they have diligently and scrupulously complied with their fiduciary duties and other legal duties and are entering into the settlement solely to eliminate the burden and expense of continued litigation. Notwithstanding their belief that the allegations are without merit, in order to eliminate the litigation burden and expense, the defendants have concluded that it is desirable that the claims against them be settled on the terms reflected in the Memorandum of Understanding, and the Company has agreed to make the additional disclosures set forth in this Amendment No. 1 without agreeing that any of such disclosures are material and despite denying that the previous disclosures were inadequate.”

Amendment No. 1 to Schedule 14D-9

Item 9.            Exhibits.

Item 9 is supplemented by adding the following exhibits:

Exhibit	Description

(a)(1)(K)	Memorandum of Understanding dated June 7, 2010 relating to the settlement of the litigation described in Item 8 of the Schedule 14D-9.

(e)(5)

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 7, 2010, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(5) to the Amendment No. 1 to the Schedule TO filed by Parent and Purchaser on June 7, 2010).

Amendment No. 1 to Schedule 14D-9

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2010

NORTH AMERICAN GALVANIZING & COATINGS, INC.

By:	/s/ RONALD J. EVANS
Name:	Ronald J. Evans
Title:	President and Chief Executive Officer